Exhibit 12.2

Fifth Third Bancorp

Computations of Consolidated Ratios of Earnings to Combined Fixed Charges

and Preferred Stock Dividend Requirements

($ In Millions)

	Three Months Ended September 30, 2014		Nine Months Ended September 30, 2014
Excluding Interest on Deposits:

Fixed Charges:
Interest Expense (excluding interest on deposits)	$64		$176
One-Third of Rents, Net of Income from Subleases	7		22
Preferred Stock Dividends	12		44

Total Fixed Charges	$83		$242

Earnings:
Income Before Income Taxes	$464		$1,509
Fixed Charges—Excluding Preferred Stock Dividends	71		198

Total Earnings	$535		$1,707

Ratio of Earnings to Fixed Charges, Excluding Interest On Deposits	6.45	x	7.05	x

Including Interest on Deposits:

Fixed Charges:
Interest Expense	$115		$323
One-Third of Rents, Net of Income from Subleases	7		22
Preferred Stock Dividends	12		44

Total Fixed Charges	$134		$389

Earnings:
Income Before Income Taxes	$464		$1,509
Fixed Charges—Excluding Preferred Stock Dividends	122		345

Total Earnings	$586		$1,854

Ratio of Earnings to Fixed Charges, Including Interest On Deposits	4.37	x	4.77	x